September 26, 2014

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-22513

Dear Ms. Ransom:

On behalf of Amazon.com, Inc., this responds to your letter of September 16, 2014, regarding our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”). Each of your comments is set forth below, followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Management’s Discussion and Analysis . . . , page 17
Overview, page 17
We expect spending in technology and content will increase over time, page 18

1.
We note your response to comment 3 in our letter dated July 29, 2014. In order to provide meaningful context for investors, please revise your disclosure to clarify, as you state in your response, that your investment and capital spending projects “often support a variety of product and service offerings” due to the “cross-functionality of [y]our systems and operations and the continuing expansion of [y]our operations into new regions.”

Response

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and provided the disclosure remains applicable, we will enhance our

September 26, 2014

disclosure in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify that our investment and capital spending projects often support a variety of product and service offerings, as follows:
We expect spending in technology and content will increase over time as we add computer scientists, designers, software and hardware engineers, and merchandising employees. Our technology and content investment and capital spending projects often support a variety of product and service offerings due to geographic expansion and the cross-functionality of our systems and operations. We seek to efficiently invest in several areas of technology and content such as web services, expansion of new and existing product categories and offerings, and initiatives to expand our ecosystem of digital products and services, as well as in technology infrastructure to enhance the customer experience and improve our process efficiencies. We believe that advances in technology, specifically the speed and reduced cost of processing power and the advances of wireless connectivity, will continue to improve the consumer experience on the Internet and increase its ubiquity in people’s lives. To best take advantage of these continued advances in technology, we are investing in initiatives to build and deploy innovative and efficient software and electronic devices. We are also investing in AWS, which provides technology services that give developers and enterprises of all sizes access to technology infrastructure that enables virtually any type of business.
Results of Operations, page 22
Net Sales, page 22

2.
We note your response to comment 5 in our letter dated July 29, 2014. In order to provide meaningful context for investors, please revise your disclosure to clarify, as you state in your response, that Kindle products and services, Prime membership and services, and AWS services were individually less than 10% of net sales in all presented periods, and that you will reevaluate the sufficiency of your disclosure in future filings if and when such products and services “begin to approach a significant level of net sales.”

Response

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and provided the disclosure remains applicable, we will enhance our supplemental disclosure of net sales by similar products and services, which appears in the segment information note to our financial statements, and in the Results of Operations; Supplemental Information section of Management’s Discussion and Analysis of Financial
Condition and Results of Operations, to state that we evaluate whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales, as follows:

We have aggregated our products and services into groups of similar products and services and provided the supplemental disclosure of net sales (in millions) below. We evaluate whether additional disclosure is appropriate when a product or service

September 26, 2014

category begins to approach a significant level of net sales. For the periods presented, no individual product or service represented more than 10% of net sales. ~~Net sales by similar products and services were as follows (in millions):~~
We do not think it is required to identify specific products and services, including Kindle products and services, Prime membership and services, and AWS services, that were individually less than 10% of net sales in all periods presented.
Conclusion
We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours,

/s/ Shelley Reynolds

Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

cc:	Michael Kennedy, Staff Attorney
Division of Corporation Finance

Lilyanna L. Peyser, Special Counsel
Division of Corporation Finance

Dietrich King, Legal Branch Chief
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

September 26, 2014

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.

Kathleen Smith
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP